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                                                  OMB Number 3235-0287
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Deutsche Bank AG
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   (Last, First Middle)

   Taunusanlage 12
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   (Street)

   D-60325 Frankfurt am Main, Germany
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   (City, State  Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Solv-Ex Corporation (SOLVQ)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   12/98
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

                          ---------------------------
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7. Individual or Joint/Group Filing (Check applicable line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                       4.
                                                                                       Securities Acquired (A) or
                                                              3.                       Disposed of (D)
                                                              Transaction              (Instr. 3, 4 and 5)
                                      2.                      Code                     -----------------------------
1.                                    Transaction             (Instr. 8)                                  (A)
Title of Security                     Date                    ------------             Amount             or      Price
(Instr. 3)                            (mm/dd/yy)               Code     V                                 (D)
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(1)  Common Stock                       12/1/98                 J                        1,907,114          (D)     0.00



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      Table I (cont.) -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                     5.                      6. Owner-
                                     Amount of               ship
                                     Securities              Form:              7.
                                     Beneficially            Direct             Nature of
                                     Owned at End            (D) or             Indirect
1.                                   of Month                Indirect           Beneficial
Title of Security                    (Instr. 3               (I)                Ownership
(Instr. 3)                           and 4)                  (Instr.4)          (Instr. 4)
------------------------------------------------------------------------------------------------------------------
(1)  Common Stock                      0                       N/A               N/A
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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                                                                                                     6.
                                                                                                     Date
                                                                      5.                             Exercisable and
                         2.                            4.             Number of Derivative           Expiration Date
1.                       Conversion or                 Transaction    Securities Acquired (A)        (Month/Day/Year)
Title of                 Exercise        3.            Code           or Disposed of (D)            ----------------
Derivative               Price of        Transaction   (Instr. 8)     (Instr. 3, 4 and 5)            Date          Expira-
Security                 Derivative      Date (Month/  ------         -----------------------        Exer-         tion
(Instr. 3)               Security        Day/Year)     Code    V      A)              (D)            cisable       Date
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(1)  Convertible Loan      N/A             12/1/98       J                              1,016,000      Immed         5/15/99
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Table II (cont.) -- Derivative Securities Acquired, Disposed of, or Beneficially
     Owned (e.g., puts, calls, warrants, options, convertible securities)
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                          7.
                          Title and Amount
                          of Underlying
                          Securities                                              9.               10.
                          (Instr. 3 and 4)                                        Number of        Ownership
                          ----------------                                        Derivative       Form of         11.
1.                                          Amount              8.                Securities       Derivative      Nature of
Title of                                    or                  Price of          Beneficially     Security:       Indirect
Derivative                                  Number              Derivative        Owned            Direct (D)      Beneficial
Security                                    of                  Security          at End of Month  or Indirect     Ownership
(Instr. 3)                Title             Shares              (Instr. 5)        (Instr.4)        (I) (Instr. 4)  (Instr. 4)
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(1)  Convertible Loan       Common Stock      1,016,000           N/A               0                N/A             N/A
====================================================================================================================================

Explanation of Responses:

Column 3 of Table I and of Column 4 of Table II

Pursuant to order of the United States Bankruptcy Court for the District of New Mexico, December 1, 1998 was established as the date by which shares of Common Stock of Solv-Ex Corporation ("Solv-Ex") must have been surrendered in order to entitle the holder thereof to receive in exchange shares of a new class of common stock of Solv-Ex and a warrant to purchase additional shares of such new common stock of Solv-Ex. Shares of Common Stock of Solv-Ex not exchanged on or before December 1, 1998 cease to be valid securities of Solv-Ex and any holder of Common Stock of Solv-Ex, by failing to make such exchange, forfeits its right to receive the new Solv-Ex common stock. Deutsche Bank AG and its subsidiaries did not present for exchange the shares of Common Stock of Solv-Ex owned or controlled by them and consequently ceased to be shareholders of Solv-Ex on December 1, 1998.


        /s/ Dr. Dieter Eisele                                    1/7/99
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedures.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.